Exhibit 99.1


                                                                   CONCHA Y TORO



[GRAPHIC OMITTED]                                          For Immediate Release
CONCHA Y TORO(R)

                           VINA CONCHA Y TORO REPORTS
                           PRELIMINARY VOLUMES FOR THE
                         THIRD QUARTER AND 9-MONTHS 2005

Santiago, Chile, October 13, 2005

Vina Concha y Toro S.A. ("Concha y Toro") (NYSE: VCO, Chile: Conchatoro), Chile's largest producer and exporter of premium wines, announced today preliminary sales volumes for the third quarter and 9-months 2005.



Bottled sales volumes in thousand of liters
-------------------------------------------

      -------------------------------------------------------------------
                            3Q 2005                   9-month 2005
                            -------                   ------------
                      Volume      % change       Volume       % change
                   (liters '000)              (liters '000)
      -------------------------------------------------------------------
      Chile:
      Domestic        17,378         2.7%        48,948          4.1%
      Exports         26,397         4.8%        70,098         12.1%


      Argentina:
      Domestic         1,064       -33.9%         3,310        -24.0%
      Exports          3,609        61.7%         8,067         45.0%
      -------------------------------------------------------------------

                                                                     Page 1 of 1